Filed by Quantum Corporation
Commission File No. 001-13449
Pursuant to Rule 425 Under the Securities Act of 1933

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

The following slide presentation was shown at the Prudential Securities Annual Data Storage Conference on September 11, 2002:

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Quantum

Prudential Securities Annual Data Storage Conference

Michael A. Brown
Chairman

September 11th, 2002

"Safe Harbor" Statement Under The U.S. Private Securities Litigation Reform Act of 1995

This presentation contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding a contemplated acquisition, the outsourcing of our manufacturing operations, our restructuring efforts, our product roadmap and other strategic and operational strategies. These statements are based on management's current expectations and are subject to certain risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein. More detailed information about risk factors and uncertainties relating to Quantum's business are set forth in Quantum's periodic filings with the Securities and Exchange Commission (the "SEC"), including, but not limited to, those described in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Trends and Uncertainties," pages 44 to 54, in our Annual Report on Form 10-K filed with the SEC on July 1, 2002, those described in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Trends and Uncertainties," pages 40 to 49, in our Quarterly Report on Form 10-Q filed with the SEC on August 14, 2002 and those described in subsequently filed reports. Such reports contain and identify important factors that could cause actual events and results to differ materially from those contained in our forward-looking statements. Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise."

Quantum.

Quantum's Businesses: 1980-2002


Services
Systems
Devices
Services
NAS
(Meridian, Connex acquisitions)
Largest Installed Base
Tape Automation
(ATL, M4 acquisitions)
Broadest Product Range
Tape Drives/Media
(Digital Equipment Corp., Benchmark acquisitions)
#1 in Worldwide Tape Drive Revenues
Hard Disk Drives
Sold business to Maxtor (2001)
Data Protection and Network Storage Solutions
1980
1995
1998
1999
2001
2002

Quantum –
Leadership in Data Protection


DLTtape Group
Storage Solutions Group
Tape Drives & Media
Tape Automation
Disk-based Enhanced Back-up
NAS
StorageCare Services

- Leadership in data protection
  - #1 in tape drive revenues, installed base in NAS market
  - Completely refreshed product line across all business segments
- Recurring revenue
  - Over 45% of revenue from media and services
- 3 near-term priorities
  - Strengthening product lines for superior price/performance
  - Expanding addressable markets
  - Reducing cost structure and operating expenses

Quantum.

What's New at Quantum?
Restructuring Actions

- ✓ New CEO – Richard Belluzzo 

Continued actions to grow revenue and reduce costs:

- ✓ Acquisition of Benchmark Storage Innovations
- ✓ Outsourced manufacturing of tape drives
- ✓ Restructuring actions 

What's New at Quantum?
New CEO: Richard Belluzzo

Over 25 years of experience in technology



- **President and COO of Microsoft Corp.**
  - Advanced capacity to deliver software & services to enterprise customers
  - Built series of new consumer businesses as VP of MSFT's Consumer Group
- **Over 20 years at HP**
  - Executive VP - Responsible for computer systems and storage products (80% of revenue)
- **Chairman and CEO of Silicon Graphics**

Quantum.

What's New at Quantum?
Benchmark: Acquired September 5th

BENCHMARK
STORAGE INNOVATIONS

- Focus on value-oriented, mid-range tape drives
- Significant success in only 4 years of business
- Strong customer acceptance



Quantum.

- Focus on high-performance high-capacity tape drives
- World's largest supplier of tape drives
- Defacto standard for back-up, archiving

- Broader line of tape drives for existing customers
  - 40 to 320 GB
  - Value *and* performance in mid-range tape
  - Single supplier, single roadmap
- Grows Quantum's revenue base

What's New at Quantum?
Outsourced Manufacturing of Tape Drives



- **Signed definitive agreement with Jabil Circuit**
  - Leader in electronic manufacturing services
  - Currently Quantum's largest and highest rated supplier of tape drive components
- **Improves efficiency of manufacturing model**
  - Reduces material and overhead costs
  - Improved asset intensity
- **Under the terms of agreement, Jabil will:**
  - Lease Quantum's manufacturing facility in Penang
  - Buy raw material, work-in-process material & production inventory
  - Hire majority of current employees at this facility
  - No re-qualification for customers

What's New at Quantum?
Restructuring Actions

- **3 main categories**
  - Outsourced manufacturing
  - Consolidation of development teams and sites
  - Right-sizing infrastructure for lower revenue level
- **Expected financial benefit**
  - ~20% reduction in OPEX by FQ4
  - Breakeven point reduced to $230M level from $300M
    - Breakeven EPS in FQ3, profitable FQ4
  - Gross margins to improve slightly in near term
  - $40-45M cash charge largely offset by QTV sale ($11M) and Jabil purchases ($30M)

Quantum.

Quantum – Leadership in Data Protection


DLTtape Group
Storage Solutions Group
Tape Drives & Media
Tape Automation
Disk-based Enhanced Back-up
NAS
StorageCare Services
SuperLoader
Guardian 4400
NEW
SDLT 320
ATL M2500
Guardian 14000
Quantum DX30

DLTtape: Extending the Standard

- Leader in DLTtape for 5 years
  - Long product cycles sustain demand *and* drive media sales
  - Continue to be leader in new tape technology
- Installed base of approximately 2 million drives and over 80 million media cartridges sold
- Media business – source of predictable cash flow
  - Includes royalty income - $200 million annualized run rate in FY'02
  - More predictable as it grows with installed base
    - DLT1, DLT and SDLT
- Announced Sept. 5th: Acquisition of Benchmark and outsourcing of drive manufacturing to Jabil Global Circuit

Quantum.

Tape Drives: SDLT 320 Industry's Highest Performing Tape Drive

- 60% greater capacity and higher transfer rate than nearest competitive offering – SDLT 320 almost 20% cheaper ($/GB)
- Backward compatible to industry's largest installed base
- Based on industry standard used by all systems OEMs and library partners
- Roadmap for 1.2 TB on single media cartridge by 2007
- Time to market advantage over nearest competitor
- 36% of FQ1 units and over 1 million SDLT cartridges sold

Continued Leadership in DLTtape Drives

Broadest Range – Value + Performance

- 40 to 320 GB after Benchmark acquisition
- Reliability + Performance
- Broad customer set



Price
Performance
Shipping
VS 80
▪ 40 GB, 3 MB/S
DLT 8000
▪ 40 GB, 6 MB/S
VS 160
▪ 80 GB, 8 MB/S
SDLT 220
▪ 110 GB, 11 MB/S
SDLT 320
▪ 160 GB, 16 MB/S
SDLT 640
▪ 320 GB, 32+ MB/S
SDLT 1280
▪ 640 GB, 50+ MB/S
SDLT 2400
▪ 1.2 TB, 100+ MB/S
Note: All capacities are native

Quantum.

Continued Leadership in Tape


LTO
16%
8mm
12%
DLT Technology
72%

2001 Market Share* - Mid-range Tape

* IDC 3/02

Quantum – Leadership in Data Protection



DLTtape Group
Storage Solutions Group
Tape Drives & Media
Tape Automation
Disk-based Enhanced Back-up
NAS
StorageCare Services
NEW
SuperLoader
NEW
Guardian 4400
SDLT 320
NEW
ATL M2500
NEW
Guardian 14000
NEW
Quantum DX30

Quantum.

Quantum Tape Automation: Broadest Product Range Available

- Industry leading scalability and density
- Integrated software
- Remote management
- High availability
- Products introduced in FY'02 were 40% of total tape automation product revenue



Price
Performance
Capacity
NEW
VS640 Blade
640GB, 21.6GB/hr
NEW
SuperLoader
3.5TB, 79GB/hr
ATL M1500 (10)
48TB, 1.6TB/hr
NEW
ATL M2500 (3)
180TB, 5.82TB/hr
ATL P4000
490TB, 6.2TB/hr
ATL P7000
519TB, 6.9TB/hr
Note: Assumes 2:1 data compression

Quantum.

Disk Based Backup: Quantum DX30 Unique New Approach

- Disk-based system optimized to meet key backup challenges
  - Confidence in complete backup increased to 99+%
  - Files restored in seconds rather than minutes/hours
- Easy to implement and manage
  - Fully compatible with standard backup software
  - No change in operating procedures
  - Complementary to tape automation


Backup Server & Software Application
Quantum DX30

Quantum.

NAS: Extending Workgroup-Level Leadership to the Mid-Range

- Over 100,000 Snap Servers installed worldwide
- 70% market share in combined desktop and workgroup categories*
- Winner of over 50 industry awards


Price
Performance
NEW
NEW
Snap Server
1100
40, 80 GB
Snap Server
2200
160 GB
Guardian
4400
480, 640 GB
Snap Server
12000
960 GB
Guardian
14000
1.4 TB

Quantum.

Quantum in January 2001: Leading Products but Limited Range


Tape Automation
Prism Series Tape Libraries
NAS
Desktop SNAP Servers
Rack-mount Snap Servers
Tape Drives
DLTtape Drives & Media
Desktop/ Workgroup
Department
Data Center: Small-Medium
Data Center: Enterprise

Quantum.

Quantum Today: Network Storage Desktop to Data Center



All under $20/GB
Disk Backup
Disk-based Enhanced Backup System
Tape Automation
AutoLoaders
Modular Tape Libraries
Stacked Modular Tape Libraries
Prism Series Tape Libraries
NAS
Desktop SNAP Servers
Guardian NAS Servers
Tape Drives
ValuSmart, DLTtape & Super DLTtape Drives & Media
Desktop/ Workgroup
Department
Data Center: Small-Medium
Data Center: Enterprise

Quantum.

Quantum Storage Solutions & Services: StorageCare Services


Fastest Growing Quantum Business
Managed Services
Service Agreements
Library SiteCare
Product Installation
System Integration
Product Warranty
Technical Support Help Desk
eSupport
Snap Knowledgebase
$70 million in revenue annualized

Quantum.

Financial Information

- **$1.1 billion revenue in FY'02**
- **$211 million revenue in FQ1'03**
- **Over 45% of June quarter revenue was from recurring sources**
  - DLTtape media
  - StorageCare Services
- **Strong balance sheet**
  - Exited June quarter with $305 million in cash
- **Year-end Outlook**
  - Return to breakeven EPS by end of calendar year by further reducing cost structure and OPEX
  - Return to profitability & positive cash flow by fiscal year end

DSS Listed NYSE THE NEW YORK STOCK EXCHANGE

Recent Improvements in Cost Structure

PRIOR	CURRENT

• Tape drive redesign
• Reduced vendor base & materials costs
• DLT process redesign
  ▪ 3x the programs on flat spending
  ▪ Continued to invest in new products
• Consolidated SSG sales & marketing
• Corporate reductions
• Salary freeze and reduction in executive compensation
	• Outsourcing manufacturing model
	• Consolidation of development teams and sites
	• Right-sizing infrastructure
	  ▪ Reductions in IT, Sales & Marketing
	  ▪ Consolidating support functions
	• Headcount reduction of 1,100
	• Phase 2 will be announced in next 90 days

Balance Sheet Components



ASSETS
LIABILITIES
$187M
Credit Line
$305M
Cash
Future Cash from Operations
+ QTV Sale
Jabil Purchase
$41M
- Restructuring Charges
$40-45M
$196M
Convertible
Today
August 2004

Quantum.

Quantum – Leadership in Data Protection

- Market leadership
- Momentum leading to revenue growth
- Cost improvements to structure

Quantum.

Additional Information

Security holders of Benchmark are urged to read documents relevant to the acquisition described in this announcement that are to be filed with the Department of Corporations of the State of California or the SEC when they become available because they will contain important information about the acquisition. You can obtain the relevant documents that are filed with the SEC for free on the SEC's Web site at www.sec.gov or from Quantum Corporation. You can also request copies of such documents when they are available by calling Shawn D. Hall at 408-944-4000 or writing to Quantum Corporation, 501 Sycamore Dr., Milpitas CA, 95035, attn: Shawn D. Hall."

Quantum®